6    Actuarial Consent
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Transamerica Occidental Life Insurance Company
August 25, 1998
1150 S. Olive Street
Los Angeles, CA 90015


Gentlemen:

     This opinion is furnished in connection with the filing by Transamerica Occidental Life Insurance Company of the initial Registration Statement on Form S-6 of its modified single premium variable life insurance policies ("Policies") allocated to the Transamerica Occidental Life Separate Account VUL-2 under the Securities Act of 1933. The prospectus included in the Registration Statement describes the Policies. I am familiar with and have provided actuarial advice concerning the preparation of the Registration Statement, including exhibits.

     In my professional opinion, the illustration of death benefits and cash values included in Appendix C of the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable to a prospective purchaser of a Policy for a person age 55 or a person age 65 than to prospective purchasers of Policies for people at other ages or underwriting classes. I am also of the opinion that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     I hereby consent to the use of this opinion as an exhibit to the Initial Registration Statement.








Sincerely,



Kathy Shao, FSA, MAAA
Second Vice President



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